                                 Supplement to
                           Offer to Purchase for Cash
               Any and All Outstanding Preferred Depositary Units
               Representing Preferred Limited Partners' Interests
                                       in
                        FORUM RETIREMENT PARTNERS, L.P.
                                       at
                    $2.83 Net Per Preferred Depositary Unit
                                       by
                               FORUM GROUP, INC.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, ON FRIDAY, NOVEMBER 10, 1995, UNLESS THE OFFER IS EXTENDED.

         THE BOARD OF DIRECTORS OF THE GENERAL PARTNER OF FORUM RETIREMENT PARTNERS, L.P. (WITH THE DIRECTOR AFFILIATED WITH THE PURCHASER ABSTAINING), BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED OF THE INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS, HAS DETERMINED THAT THE OFFER IS FAIR TO UNITHOLDERS (OTHER THAN FORUM GROUP, INC. AND ITS AFFILIATES) AND RECOMMENDS THAT SUCH UNITHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR UNITS PURSUANT TO THE OFFER. SEE ITEM 4 OF THE SCHEDULE 14D-9.

         The Offer is not conditioned on any minimum number of Units being tendered. The Offer is conditioned on, among other things, (i) the absence of certain litigation, orders, or other legal matters and (ii) the absence of a material adverse change (or any development involving a prospective material adverse change) in the business, financial condition, results of operations, or prospects of the Partnership. See "The Offer -- Certain Conditions of the Offer" in the Offer to Purchase. The purchase of Units pursuant to the Offer may result in the delisting of the Units from trading on the American Stock Exchange and the Partnership no longer filing reports and other information under the Securities Exchange Act of 1934, as amended, and would reduce the number of Units that might otherwise trade publicly as well as the number of Unitholders. Any of these effects could adversely affect the liquidity or prices realizable in sales of the Units following the completion of the Offer. See "Special Factors -- Certain Effects of the Offer" in the Offer to Purchase.

         Procedures for tendering Units are set forth in "The Offer -- Procedures for Tendering Units" in the Offer to Purchase. Tendering Unitholders should continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously delivered with the Offer to Purchase. Unitholders who have already tendered Units using the Letter of Transmittal need not complete another Letter of Transmittal or take any additional action for their Units to be tendered pursuant to the Offer. Upon the acceptance for payment of Units tendered pursuant to the Offer, each tendering Unitholder will be deemed to have released the Purchaser, the General Partner, and certain other persons from any claim based upon the allegations being made against the Purchaser and the General Partner in certain pending litigation. Accordingly, tendering Unitholders may be waiving significant rights. See "Effect of the Offer on Certain Litigation".

         Any questions or requests for assistance or additional copies of this Supplement to Offer to Purchase, the Offer to Purchase, the previous Supplement to Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other related materials may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Supplement to Offer to Purchase.


         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

November 1, 1995
                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.
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To the Holders of Preferred Depositary Units
   of Forum Retirement Partners, L.P.:

INTRODUCTION

         The following is certain additional information that supplements the Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), as previously supplemented by a supplement dated October 16, 1995 (the "October 16 Supplement"), of Forum Group, Inc. (the "Purchaser") pursuant to which the Purchaser is offering to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., a Delaware limited partnership (the "Partnership"), not now beneficially owned by the Purchaser, at $2.83 per Unit, without interest, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, the October 16 Supplement, this Supplement, and the related Letter of Transmittal (which together constitute the "Offer"). Amendment No. 2 (the "Schedule 14D-9 Amendment") to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which contains additional information concerning the Offer, is being mailed to Unitholders together with this Supplement.

         Except as set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase, as previously supplemented by the October 16 Supplement, and related Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase, the October 16 Supplement, and the related Letter of Transmittal. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Offer to Purchase.

ADDITIONAL INFORMATION CONCERNING THE BACKGROUND OF THE OFFER

         As discussed in the Offer to Purchase (see "Special Factors -- Certain Determinations by the Purchaser"), no person was retained to act as an unaffiliated representative on behalf of unaffiliated Unitholders for purposes of negotiating the terms of the Offer and the Purchaser did not obtain any report, opinion, or appraisal from any outside party relating to the fairness of the Offer. However, following the public announcement of the Offer, the Board of Directors of the General Partner (the "FRI Board") established a Special Committee comprised of persons not affiliated with the Purchaser and the Special Committee thereafter retained financial and legal advisors who were also not affiliated with the Purchaser. The Special Committee, with the assistance of its financial and legal advisors, negotiated an increase in the offer price from $2.50 per Unit as proposed on October 2, 1995 to $2.83 per Unit as set forth in the October 16 Supplement. For additional information with respect to the foregoing, see "Additional Information Concerning the Background of the Offer" in the October 16 Supplement and Item 4 of the
Schedule 14D-9, which have previously been furnished to Unitholders and filed with the Commission.

ADDITIONAL INFORMATION CONCERNING THE GENERAL PARTNER

         Annex A hereto sets forth the following information with respect to each of the directors and officers of the General Partner: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal place of business, and address of any corporation or other organization in which such employment or occupation is conducted; (iv) material occupations, positions, offices, or employments during the last five years, giving the starting and ending dates of each and the name, principal business, and address of any business corporation or other organization in which such occupation, position, office, or employment was carried on; and (v) citizenship. Except as disclosed in the Offer to Purchase, the October 16 Supplement, or this Supplement, neither the General Partner, nor, to the knowledge of the Purchaser, any of the persons listed in Annex A hereto, or any majority owned subsidiary or associate of the General Partner or the persons so listed, beneficially owns or has a right to acquire any equity securities of the Partnership, nor has the General Partner, or, to the knowledge of the Purchaser, any of the persons listed in Annex A, effected any transactions in the equity securities of the Partnership which are required to be disclosed pursuant to the rules and regulations of the Commission. Except as disclosed in the Offer to Purchase, the October 16 Supplement, or this Supplement, neither the General Partner, nor, to the knowledge of the Purchaser, any of the persons listed in Annex A hereto, has any present or proposed contract, arrangement, understanding, or relationship with any other person with respect to any securities of the

Partnership, including, but not limited to, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any securities of the Partnership, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies.

ADDITIONAL INFORMATION CONCERNING CERTAIN DETERMINATIONS BY THE PURCHASER

         For a discussion of the Purchaser's consideration of the fairness of the Offer, see "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase. For a discussion of the Special Committee's consideration of these matters, see Item 4 of the Schedule 14D-9. Additional information concerning the Special Committee's determination regarding the fairness of the Offer is set forth in Item 4 of the Schedule 14D-9 Amendment and is incorporated herein by reference.

         As disclosed in "Certain Information Concerning the Purchaser" in the Offer to Purchase, during 1994, the Purchaser acquired in privately negotiated transactions 1,831,644 Units at a purchase price of $3.00 per Unit, or $0.17 per Unit more than the offer price. The Purchaser did not consider such purchases to be material to its consideration of the fairness of the Offer because, among other things, the Purchaser's assumptions relating to the value of an investment in the Units have changed since the time such purchases were effected, primarily as a result of the lowering of the Purchaser's assumptions as to the number of living units that can be added pursuant to the Partnership's expansion program and the anticipated results of operations of certain of the Properties.

         As disclosed in "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase, since the recapitalization of the Purchaser in 1993, the Purchaser has performed a number of analyses in addition to that set forth in the Offer to Purchase with respect to the value of an investment in the Units. Such analyses were performed for internal use only and not with a view to dissemination to Unitholders. (For a discussion of the valuation analyses performed by the financial advisor to the Special Committee, see Item 4 of the Schedule 14D-9.) In addition, based upon the assumptions as to the future prospects of the Partnership which the Purchaser believes to be appropriate (as described in "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase), none of such analyses resulted in valuations in excess of those resulting from the valuation analyses set forth in "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase or in Item 4 of the Schedule 14D-9.

         As discussed in "Interests of Certain Persons in the Offer" in the Offer to Purchase, deferred management fees are payable to the Purchaser out of net proceeds from sales and refinancings of the Partnership's RCs ("Capital Transaction Proceeds") after making distributions of such Capital Transaction Proceeds in an amount sufficient (i) to meet Limited Partners' income tax liabilities, (ii) together with all prior distributions of Capital Transaction Proceeds, to repay Limited Partners' capital contributions, and (iii) together with all prior distributions of Capital Transaction Proceeds and net cash flow, to pay a 12% cumulative, simple annual return on the Limited Partners' respective unrecovered capital contributions. Assuming that all of the Partnership's Properties were sold as of June 30, 1995 and that the payment of the deferred management fees continued to be subordinated to distributions of the resulting proceeds, a Unitholder who purchased his, her, or its Units at $12.75 in the initial public offering of the Units would be entitled to receive approximately $21.15 per Unit (plus amounts required to be distributed in respect of income tax liabilities) before any proceeds from such sale would be payable to the Purchaser in respect of deferred management fees. The foregoing does not purport to reflect an estimate of the amount that would actually be realized by Unitholders in the event of an actual sale of the Properties. The Purchaser does not believe that the net proceeds from such a sale would be sufficient to result in a distribution per Unit in an amount in excess of the per Unit value range set forth in "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase. Accordingly, the Purchaser did not consider the right of Unitholders to receive proceeds from sales of the Properties prior to the payment of the deferred management fees to be material to its consideration of the fairness of the Offer.

EFFECT OF THE OFFER ON CERTAIN LITIGATION

         As disclosed in "Special Factors -- Certain Litigation against the Purchaser and the General Partner" in the Offer to Purchase, the Purchaser and the General Partner are parties to certain litigation (the "Pending Litigation") in which Plaintiff has alleged, among other things, breach of the Partnership Agreement, breach of fiduciary duty, insider trading and oppression of minority Unitholders, and civil conspiracy. More specifically, Plaintiff has alleged, among other things, that (i) the FRI Board is not comprised of a majority of Independent Directors as required by the Partnership Agreement, (ii) the allegedly improper composition of the FRI Board is a consequence of actions by the Purchaser,
(iii) the FRI Board has approved and/or acquiesced in 8% management fees being charged by the Purchaser under the Management Agreement, whereas Plaintiff alleges that the "industry standard" for such fees is 4%, thereby resulting in an "overcharge" to the Partnership estimated by Plaintiff at $1.8 million per annum, beginning in 1994, and (iv) as a consequence of the allegedly improper composition of the FRI Board, the Purchaser and the General Partner breached the Partnership Agreement and failed to discharge fiduciary duties. Upon the acceptance for payment by the Purchaser of the Units tendered pursuant to the Offer, each tendering Unitholder will transfer to the Purchaser all of its right, title, and interest in and to the tendered Units. Accordingly, tendering Unitholders will not participate in any future benefit that might accrue to the holder of the tendered Units as a result of any recovery by the Partnership in connection with any derivative action brought by Plaintiff or any other Unitholder on behalf of the Partnership, whether in connection with the Pending Litigation or otherwise. In addition, upon the acceptance for payment by the Purchaser of Units tendered pursuant to the Offer, each tendering Unitholder will be deemed to have released the Purchaser, the General Partner, and their respective stockholders, affiliates, directors, officers, employees, agents, and representatives from any claim, cause of action, or liability based upon the allegations made in the Pending Litigation, as described above, or the facts underlying such allegations. The release set forth in the Letter of Transmittal previously delivered with the Offer to Purchase is hereby deemed to be modified so as to be limited to the subject matter of the Pending Litigation as set forth in the immediately preceding sentence. See "The Offer -- Release of Claims" in the Offer to Purchase. The foregoing release does not include a release of any claims that tendering Unitholders might have under federal securities laws. The Purchaser, based on the advice and opinion of its counsel, believes that the release deemed to be given by tendering Unitholders upon acceptance for payment by the Purchaser of Units tendered pursuant to the Offer will be enforceable.

CERTAIN CONDITIONS TO THE OFFER

         In "The Offer -- Certain Conditions to the Offer" in the Offer to Purchase, the Purchaser reserved the right, among other things, to terminate the Offer if in the "sole discretion" of the Purchaser certain events occurred. The Purchaser hereby amends the Offer to modify that standard to the Purchaser's "reasonable discretion."

CERTAIN OTHER MATTERS RELEVANT TO THE OFFER

         The Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and has filed with the Commission a Transaction Statement on
Schedule 13E-3, together with exhibits in each case, pursuant to Rules 14d-3 and 13e-3, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Statements and amendments thereto, including exhibits, may be examined and copies may be obtained at the places and in a manner set forth under "Certain Information Concerning the Partnership" in the Offer to Purchase (except they will not be available in the regional offices of the Commission).


                                        FORUM GROUP, INC.
November 1, 1995





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
                                                                         ANNEX A


                    CERTAIN INFORMATION WITH RESPECT TO THE
                 DIRECTORS AND OFFICERS OF THE GENERAL PARTNER

         Certain information with respect to the directors and officers of the General Partner is set forth below. Each of the directors and officers of the General Partner is a United States citizen.

DIRECTORS

         James C. Leslie has been Executive Vice President -- Financial Services of The Staubach Company, a commercial real estate services company, since 1992. Theretofore, Mr. Leslie served in other capacities with The Staubach Company. The business address of The Staubach Company, which is also Mr. Leslie's business address, is 6750 LBJ Freeway, Suite 1100, Dallas, Texas 75240.

         Donald J. McNamara has been the Chairman and Co-Chief Executive Officer of The Hampstead Group, L.L.C. ("Hampstead"), a privately held investment company, since 1992. Theretofore, Mr. McNamara served as President, Chairman, and Chief Executive Officer of Hampstead. The principal business address of Hampstead, which is also Mr. McNamara's business address, is 4200 Texas Commerce Tower West, 2001 Ross Avenue, Dallas, Texas 75201. See also Annex D to the Offer to Purchase.

         Mr. McNamara has been the President and Chairman of the Board of the General Partner since 1993.

         John F. Sexton has been Chairman of Evans - McKinsey & Company, a financial consulting company, since 1993. Theretofore, Mr. Sexton was Senior Vice President of Finance of Lomas Financial Corporation, a financial services company. The business address of Evans-McKinsey & Company, which is also Mr. Sexton's business address, is 8214 Westchester, Suite 500, Dallas, Texas 75225.

OFFICERS

         Richard A. Huber is the Secretary of the General Partner and is the only officer of the General Partner other than Mr. McNamara. Mr. Huber has been Vice President - Operations Finance of the Purchaser since 1993. Theretofore, Mr. Huber was Director-Operations Accounting and Analysis, Senior Living Services Division of Marriott Corporation, a company which owns and operates senior living facilities. The business address of the Purchaser, which is also Mr. Huber's business address, is 11320 Random Hills Road, Suite 400, Fairfax, Virginia 22030. See also Annex C to the Offer to Purchase.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and Depositary Receipts for Units and any other required documents should be sent by each Unitholder or his broker, dealer, commercial bank, trust company, or nominee to the Depositary at the address set forth below:



                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

                           By Mail, Hand or Overnight
                                    Courier:


                    American Stock Transfer & Trust Company
                           40 Wall Street, 46th Floor
                           New York, New York  10005


                           By Facsimile Transmission:
                                 (718) 234-5001


                 For Information or Confirmation by Telephone:
                                 (718) 921-8200



Any questions or requests for assistance or additional copies of this Supplement to Offer to Purchase, the Offer to Purchase, the previous Supplement to Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank, or trust company for assistance concerning this Offer.

                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                           New York, New York  10010
                         (212) 929-5500 (call collect)
                                       or
                         Call Toll Free (800) 322-2885